[On letterhead of Simpson Thacher & Bartlett LLP]

January 8, 2025
Via EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ken Ellington
Re:    Prospect Capital Corporation
Annual Report on Form 10-K (File No. 814-00659)

Dear Mr. Ellington:
On behalf of Prospect Capital Corporation (the “Company”), we transmit for filing the Company’s responses to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 30, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024, filed with the SEC on August 28, 2024 (the “Annual Report”). The responses and information described below are based upon information provided to us by the Company. Please note that all page numbers in our responses are references to the page numbers of the Annual Report. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report.
Annual Report
1.Comment: Please state separately any other category of income which exceeds 5% of the total income (e.g., income from non-cash dividend/income from payments-in-kind interest) on the Statement of Operations as required by Article 6-07.1 of Regulation S-X.
Response: The Company made the requested change effective with its Form 10-Q for the quarterly period ended September 30, 2024.

2.Comment: Footnote 19 does not appear to be associated with any other securities on the Schedule of Investments, please explain and confirm that the rest of the footnotes have been applied correctly.
Response: The Company notes that Footnote 19 was inadvertently omitted from the CLO investment, Symphony CLO XIV, Ltd, in the “Consolidated Schedule of Investments” section of the Annual Report. The Company corrected the omission in its Form 10-Q filed on November 8, 2024, utilizing Footnote 17 to make such designation and confirmed that the rest of the footnotes have been applied correctly.

3.Comment: The Company has 19.1% of its portfolio in equity real estate investment trust (REITs). How has the Company considered disclosure due to this concentration under ASC 275?
Response: ASC 275 requires financial statement disclosures in the following four areas: (i) nature of operations and activities, (ii) use of estimates, (iii) certain significant estimates and (iv) current vulnerability due to certain conditions. The Company respectfully believes that there is adequate disclosure in its Annual Report’s financial statements to address the requirements of ASC 275. In

Securities and Exchange Commission	January 8, 2025

addition, the Company further supplements such disclosures in the financial statements within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Annual Report. The Company’s 19.1% REIT concentration is entirely related to its investments in National Property REIT Corp. (“NPRC”), for which separate audited financial statements are attached to the Annual Report as Exhibit 99.1 and Exhibit 99.2. Additionally, the Company makes direct disclosure within the footnotes to the “Consolidated Schedules of Investments” and within the “Notes to Consolidated Financial Statements - Note 3. Portfolio Investments and Note 14. Transactions with Controlled Companies” regarding:

a.NPRC’s primary business activities, such as acquiring, operating, financing, leasing and managing real estate assets, including, but not limited to, industrial, commercial, and multi-family properties,
b.the geographic location and size of the REIT’s properties,
c.the volume and type of business the Company transacts with NPRC (including NPRC’s uses of the funds provided by the Company to carry out the aforementioned activities),
d.the amount and type of revenue the Company receives from its investment in NPRC relative to other sources, and
e.the fair value of NPRC, the certain significant estimates used to determine the fair value, and the uncertainties surrounding those significant estimates.

The Company further notes that “Item 1.A Risk Factors – Risks affecting investment in real estate” discloses the risks relating to investments in real estate and NPRC specifically.

4.Comment: Please describe the equity that was issued from Credit.com and held within PGX TopCo II LLC. Please also describe the structure of PGX TopCo II LLC and if the Board/Management or other class of equity holders of PGX TopCo II LLC are affiliates of Prospect Capital Corporation.

Response: The Company provides the structure chart of PGX TopCo II LLC below, which was structured for tax planning purposes to manage the Company’s status as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended.

The equity held by PGX TopCo II LLC represents the pro rata interests of the prior PGX Holdings, Inc. First Lien Term Loan holders in Credit.com following a credit bid of the prior First Lien Term Loan for the majority of the assets of PGX Holdings, Inc.

As part of the credit bid for the majority assets of PGX Holdings, Inc., the Company was issued 29.37% voting / non-economic (Class A) and 34.23% non-voting / economics (Class B) Units, representing a combined 29.34% economic interest, from PGX HoldCo LLC, the majority holder of Credit.com Holdings, LLC. These units and $999 in cash were subsequently contributed by the Company to PGX TopCo II LLC.

PGX TopCo II LLC has two classes of equity, Class A Units and Class B Units (together, the “Units”). One Class A Unit is issued and held by Kyle Madan and 999 Class B Units are issued and held by the Company. A majority of the Class A Unit holders have the right to appoint the board of managers of PGX TopCo II LLC; while holders of the Class B Units do not vote on the appointment of the board of managers. Members holding a majority of outstanding Units may, with at least 61 days’ prior notice to the other Members, elect to have Class B Unit holders or their designees purchase all then-outstanding Class A Units at fair market value.

The Class A Unit holder and sole manager of PGX TopCo II, LLC is Kyle Madan. Mr. Madan is also an independent director of Town & Country Holdings, Inc., a portfolio company of the Company, and is not an affiliated person of the Company.

Securities and Exchange Commission	January 8, 2025

5.Comment: Credit.com holdings indicate that it is a “syndicated investment which was originated by a financial institution and broadly distributed”. Please describe what is meant by “broadly distributed” as it appears the company is private and information is limited on the syndication.
Response: The Company respectfully notes that the Annual Report and subsequent filings do not identify syndicated investments. The Company notes supplementally for the Staff that “broadly distributed” means that there were multiple financial institutions’ investors involved to spread any risk of the investment among several financial institutions. Such syndication is common and is done on a private basis and does not involve any public offering.

6.Comment: Please describe how Credit.com was valued, include specific effective interest rates utilized in discussion of the equity valuation. The Staff notes that the company recently emerged from bankruptcy with existing first lien loans “rolled” into the new entity and a significant increase in the value to equity securities since March 31, 2024.
Response: The Company respectfully notes that given its lack of control over Credit.com and the security being covered as of the valuation date, the Board of Directors of the Company (the

Securities and Exchange Commission	January 8, 2025

“Board”) valued the First Lien Term Loan A using the yield method consistent with the recommendation of the third-party valuation provider. The third-party valuation provider specifically relied on the benchmark analysis, using the internal rate of return at close, to value the security given the business’s high leverage levels and lack of correlation to the broadly syndicated loan market. An unfavorable adjustment factor of 150 bps was applied to the benchmark analysis given the uncertainty regarding the company’s ability to transition its business model.
The Board, consistent with the recommendation of the third-party valuation provider, valued the First Lien Term Loan B using the enterprise value waterfall method as the security was impaired based on the third-party valuation provider’s concluded enterprise value. The enterprise value was derived utilizing the market approach and the income approach (each weighted 50%).
a)A market approach was utilized when determining the value of the legacy business given the identification of similar companies with similar market dynamics. The valuation provider considered trading multiples of selected public companies as well as the initial 2014 acquisition multiple, the LTM revenue multiple implied at close, decline in performance, lower projections, and lower margin profile when selecting an enterprise value multiple range for the market approach (see Appendix A taken from our Annual Report; the highlighted sections relate directly to Credit.com).
b)The valuation provider considered the income approach separately for the legacy business and B2B base case given the different risk / return profiles of each segment and the stages in which they were in as of the valuation date. Within the legacy business income approach, projections were utilized as was a discount rate of 14.50%, which represented an increase in discount rate from the prior period (3/31) given the underperformance and increased uncertainty in the business. Within the B2B income approach, the valuation provider considered discount rates of venture-like rates of return given the B2B segment was in the early stages. A discount rate below venture rates of return was reasonable given the company's existing product, client base, and that Progrexion already had one existing B2B client.
c)The valuation provider also considered an exit multiple income approach in order to capture the potential upside through an exit in FY 2027. A 11.25x exit multiple was assumed, a decrease of 0.25x from the prior period, which approximated the adjusted mean of the size adjusted EV / NCY+2 EBITDA multiples of the selected public companies. Given the increased risk associated with the 11.25x exit in FY 2027, the valuation provider utilized a 45.0% discount rate in the exit multiple case.
In the three income approaches, the third-party valuation provider expanded the discount rate ranges and exit multiples given the high uncertainty of future performance but also the potential upside of the business' rebound.
The Board, consistent with the recommendation of the third-party valuation provider, valued the Company’s indirect ownership in Credit.com's common equity using the approach detailed above for the Term Loan B given its residual claims in equity value (see Appendix A taken from the Annual Report, Footnote 3; the highlighted sections relate directly to Credit.com).
The Company respectfully notes that the fair value of Credit.com decreased, rather than increased, from March 31, 2024 to June 30, 2024.

Securities and Exchange Commission	January 8, 2025

7.Comment: Please describe if there are any workouts or restructurings with Rosa Mexicano. Additionally, prior to any restructuring, was Rosa Mexicano current with all payments to Prospect Capital Corporation? The Staff notes that the maturity changed for this entity.
Response: The Company respectfully notes that while there have been several amendments to the Credit Agreement, there have been no workouts or restructurings with Rosa Mexicano. These amendments have ranged from adjustments to leverage covenants and liquidity support through the COVID-19 time period to maturity extensions as shown most recently. On May 17, 2024, a Seventeenth Amendment to the Credit Agreement was executed, which extended the maturity of both the Revolver and Term Loan from June 13, 2024 to June 13, 2026. The Company confirms that Rosa Mexicano is current with all payments to the Company.

8.Comment: It appears a significant amount of investments utilize the “enterprise value waterfall” technique for valuation purposes under ASC 820. Please supplementally describe if this is also utilized for non-control investments.
Response: As of June 30, 2024, 37% of investments were valued utilizing the enterprise value waterfall technique. This technique is utilized for all equity positions. For debt positions, it is utilized if the Company has effective control (meaning a majority stake in the company or the option of control through voting power, etc). The technique is also utilized for debt positions if the Board concludes, at the recommendation of the third-party valuation provider, that the debt is impaired.

9.Comment: Please describe if the debt of National Property REIT Corp. was restructured. The Staff notes that the maturity dates have changed significantly, and the terms of interest do not appear to be favorable to debt holders. Describe the valuation of the debt investments as well as how the debt remains at par post-restructuring with new additional debt issued and how common stock retains its value by continued deficits in the REITs and negative cash flow from operations.
Response: The Company respectfully notes that NPRC’s debt was refinanced on September 29, 2023. The main business purpose of this refinancing was to extend the existing debt that was scheduled to mature at the end of 2023. As a result, the maturity dates of all tranches were extended to March 31, 2026. The Company respectfully notes that no additional debt was issued as part of this refinance.

The debt of NPRC is valued using the enterprise value waterfall method. Based on the enterprise value determined, debt is covered first, and the remaining value is allocated to the equity value. Therefore, since debt is covered first, the debt remains at par post-restructuring. In addition, as discussed in American Institute of Certified Public Accountants Technical Q&A 6910.34, we note that the Company views its investment in NPRC as an aggregate position rather than as separate financial instruments of debt and equity. The Company would rarely, if ever, exit an investment by selling only the debt or equity portion of a single investment. Exits almost always involve selling the debt and equity portion of the investment in its entirety, at which point debt will be redeemed at par value. The Company notes that the common stock value is the residual value after deducting the par value of the debt from the enterprise value.

10.Comment: Related to the preferred stock (any series): (i) does the preferred stock contain put/call features, if so, should such features be accounted for separately from the host instrument? and (ii) can a company redeem or exchange preferred stock at its discretion (are there such provisions in the agreement)?

Securities and Exchange Commission	January 8, 2025

Response: (i) The Company respectfully confirms to the Staff that the preferred stock contains the following put/call features, subject to certain terms as detailed in the relevant prospectus supplement of each series as of June 30, 2024:

a)Holder Optional Conversion: With respect to the 5.50% Series A1 Preferred Stock (the “Series A1 Preferred Stock”), the 5.50% Series A2 Preferred Stock (the “Series A2 Preferred Stock”), the 6.50% Series A3 Preferred Stock (the “Series A3 Preferred Stock”), the 5.50% Series M1 Preferred Stock (the “Series M1 Preferred Stock”), the 5.50% Series M2 Preferred Stock (the “Series M2 Preferred Stock”), the 6.50% Series M3 Preferred Stock (the “Series M3 Preferred Stock”), the 5.50% Series AA1 Preferred Stock (the “Series AA1 Preferred Stock”), the 5.50% Series MM1 Preferred Stock (the “Series MM1 Preferred Stock”), the 6.50% Series AA2 Preferred Stock (the “Series AA2 Preferred Stock”) and the 6.50% Series MM2 Preferred Stock (the “Series MM2 Preferred Stock”) (collectively, the “5.50% Preferred Stock and the 6.50% Preferred Stock”), at any time prior to the listing of the 5.50% Preferred Stock and the 6.50% Preferred Stock on a national securities exchange, shares of the 5.50% Preferred Stock and the 6.50% Preferred Stock are convertible, at the option of the holder of the 5.50% Preferred Stock and the 6.50% Preferred Stock.

b)Holder Optional Redemption: With respect to the Floating Rate Series A4 Preferred Stock (the “Series A4 Preferred Stock”) and Floating Rate Series M4 Preferred Stock (the “Series M4 Preferred Stock”) (collectively, the “Floating Rate Preferred Stock”), at any time prior to the listing of the Floating Rate Preferred Stock on a national securities exchange, shares of the Floating Rate Preferred Stock are redeemable, at the option of the holder of such Floating Rate Preferred Stock, on a monthly basis.

c)Change of Control Conversion Rights: With respect to the 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”), except to the extent that the Company has elected to exercise its optional redemption right or the Company’s special optional redemption right (each as described in (ii) below) by providing notice of redemption, upon the occurrence of a Change of Control Triggering Event (as defined below), each holder of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of shares of the Company’s common stock.

The Company confirms that none of the above embedded features require bifurcation and separate accounting from the host instrument.

(ii) The Company respectfully notes that it can redeem and/or exchange preferred stock, subject to the terms of each series preferred stock, as detailed in the relevant prospectus supplement of each series as of June 30, 2024:

a)Issuer Optional Redemption: Subject to certain limited exceptions allowing earlier redemption, such as the Company determining, in its sole discretion, that doing so would be necessary to comply with the asset coverage requirements under the Investment Company Act of 1940, as amended (the “1940 Act”) or to maintain its status as a RIC, beginning on the earlier of the five year anniversary of the date on which a share of 5.50% Preferred Stock or 6.50% Preferred Stock has been issued, or the two year anniversary of the date on which a share of Floating Rate Preferred Stock has been issued or, for listed shares of

Securities and Exchange Commission	January 8, 2025

5.50% Preferred Stock or 6.50% Preferred Stock, five years from the earliest date on which any series that has been listed was first issued and for listed shares of Floating Rate Preferred Stock, two years from the earliest date on which any series that has been listed was first issued, such share of preferred stock may be redeemed at any time or from time to time at the Company’s option.

b)Issuer Optional Conversion: Subject to certain limitations, each share of 5.50% Preferred Stock or 6.50% Preferred Stock may be converted at the Company’s option.

c)Optional Redemption: Subject to certain limitations, at any time after the close of business on July 19, 2026 (any such date, an “Optional Redemption Date”), at the Company’s sole option, it may redeem the Series A Preferred Stock in whole or, from time to time, in part. The Company may also redeem the Series A Preferred Stock at any time, in whole or, from time to time, in part, including prior to the Optional Redemption Date, pro rata, based on liquidation preference, with all other series of our then outstanding preferred stock, in the event that the Board determines to redeem any series of the Company’s preferred stock, in whole or, from time to time, in part, because such redemption is deemed necessary by the Board to comply with the asset coverage requirements of the 1940 Act or to maintain RIC status.

d)Special Optional Redemption: In the event of a Change of Control Triggering Event (as defined in the prospectus supplement dated July 13, 2021), the Company may, at its option, exercise the Company’s special optional redemption right to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event occurred.

11.Comment: Please supplementally describe the reporting structure of MITY, Inc. and discuss the analysis that resulted in the conclusion not to consolidate MITY, Inc. Legally, who are the loans to?
Response: The Company owns 100% of the common stock of MITY Holdings of Delaware Inc. (“MITY Delaware”), a consolidated holding company. MITY Delaware owns 100% of the equity of MITY, Inc. (f/k/a MITY Enterprises, Inc.) (“MITY”). The Company reports MITY as a separate controlled company.

In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and ASC 810-Consolidation, the Company generally will not consolidate its interest in any company other than in investment company subsidiaries and controlled operating companies substantially all of whose business consists of providing services to the Company.

MITY is a designer, manufacturer and seller of multipurpose room furniture and specialty healthcare seating products with operations in Orem, Utah. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  MITY is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services and its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.

The Company notes that, legally, the loans are to MITY and its U.S. subsidiaries.

Securities and Exchange Commission	January 8, 2025

12.Comment: Please explain the purpose of the exchange of Series M1 Preferred Stock for newly received Series M3 Preferred Stock and Series M4 Preferred Stock and if there are certain features to exchange Series M1 Preferred Stock to Series M3 Preferred Stock and Series M4 Preferred Stock. Please supplementally provide the total number of shareholders that exchanged the preferred stock in these transactions.
Response: The Company respectfully provides that the purpose of the exchanges are to encourage diversification of the liquidity features holders of its preferred stock can exercise and provide investors access to their preferred terms, such as interest rates. The Company believes that the cost of such diversification ultimately will benefit the Company permitting more efficient and predicable capital structure management.

In terms of exchange features, the Company accepts requests to exchange Series M1 Preferred Stock for either (i) Series M3 Preferred Stock or (ii) Series M4 Preferred Stock on a continual basis with a deadline on the last business day of every month. Exchanges of Series M1 Preferred Stock for either Series M3 Preferred Stock or Series M4 Preferred Stock are not subject to any fees. All Series M1 conversions are completed at stated value, which is $25 per share; however, during year one, the settlement amount is reduced by the aggregate amount of all dividends, whether paid or accrued, on the Series M1 Preferred Stock in the three full months prior to the exercise date.

The Company supplementally provides that approximately 392 shareholders have exchanged the preferred stock in these transactions.

13.Comment: Please describe how the valuation associated with National Property REIT Corp. aligns with ASC 820-10-35 Unit of Account.
Response: The Company respectfully notes that it has a controlling interest in NPRC, holds both debt and equity positions and deems it appropriate to apply the notion of value maximization as discussed in ASU No. 2011-04. Under the value maximization concept, the Company and any potential market participant would seek to maximize the fair value of an investment to transact at the most advantageous value, which may involve grouping debt and equity into single enterprise value. As a result, the Company values the debt and equity positions together when using an enterprise value approach. The Company notes that while the valuation approach results in one enterprise value for the entire capital position, it is necessary to allocate the fair value of the debt and equity investments as individual units of account and report them separately on the Schedule of Investments.

In order to determine the enterprise value of the Company’s investment in NPRC, the value of NPRC’s investments must be determined first. For real estate joint venture companies, gross property values determined by discounted cash flow method less fair value of the third-party mortgage is used to calculate each joint venture’s equity value. NPRC’s equity value in the properties are then determined based on the waterfall structure of each joint venture.

Consumer loans and rated secured structured notes are also valued using a discounted cash flow method. NPRC’s equity value in subsidiaries investing in consumer loans and rated secured structured notes are determined by this valuation less any outstanding third-party debt.

14.Comment: We note that the financial statement of National Property REIT Corp. that was filed as an exhibit to the 10-K as an image and is unsearchable. Please amend the 10-K to appropriately include the financial statement. Pursuant to 17 CFR 232.304(e), filers may not present graphic or image file information, such as text or tables, that users must be able to search and/or download in

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spreadsheet form (e.g., financial statements) and filers must present such material as text in an ASCII document or as text or HTML in a HTML document).
Response: The Company respectfully acknowledges the Staff’s comment and has made the requested change in a Form 10-K/A. The Company will also make the requested change in future Form 10-K filings.

_________________

Securities and Exchange Commission	January 8, 2025

Please call me at 617-778-9001 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Kenneth Burdon
Kenneth Burdon

cc:	Russell Wininger, Prospect Capital Corporation Kristin Van Dask, Prospect Capital Corporation Stephen Forster, Simpson Thacher & Bartlett LLP Cynthia Yi, Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	January 8, 2025

Appendix A

PROSPECT CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

The ranges of unobservable inputs used in the fair value measurement of our Level 3 investments as of June 30, 2024 were as follows:

			Unobservable Input				
Asset Category	Fair Value	Primary Valuation Approach or Technique	Input	Range			Weighted Average (4)
First Lien Debt	$1,803,971	Discounted cash flow (Yield analysis)	Market yield	8.3%	to	34.1%	12.4%
First Lien Debt	602,921	Enterprise value waterfall (Market approach)	EBITDA multiple	3.3x	to	11.5x	8.2x
First Lien Debt	316,428	Enterprise value waterfall (Market approach)	EBITDA multiple	10.5x	to	12.5x	11.5x
		Enterprise value waterfall (Discounted cash flow)	Discount rate	9.3%	to	11.3%	10.3%
First Lien Debt	156,075	Enterprise value waterfall (Market approach)	Revenue multiple	0.3x	to	2.0x	1.1x
First Lien Debt	56,239	Enterprise value waterfall (Discounted cash flow)	Discount rate	5.8%	to	30.0%	7.2%
First Lien Debt	40,488	Enterprise value waterfall (Market approach)	Revenue multiple	0.9x	to	1.5x	1.2x
		Enterprise value waterfall (Discounted cash flow)	Discount rate	14.0%	to	55.0%	34.5%
First Lien Debt	5,165	Enterprise value waterfall (Market approach)	Revenue multiple	0.4x	to	0.7x	0.6x
		Discounted cash flow (Yield analysis)	Market yield	13.7%	to	19.7%	16.7%
First Lien Debt (1)	20,630	Enterprise value waterfall	Loss-adjusted discount rate	8.2%	to	8.2%	8.2%
			Projected loss rates	3.0%	to	3.0%	3.0%
First Lien Debt (1)	190,500	Enterprise value waterfall	Discount rate (2)	11.2%	to	29.1%	13.2%
First Lien Debt	111,800	Enterprise value waterfall (Market approach)	Tangible book value multiple	1.0x	to	2.1x	1.6x
First Lien Debt	424,992	Enterprise value waterfall (Market approach)	Tangible book value multiple	2.5x	to	3.0x	2.7x
			Earnings multiple	9.0x	to	12.0x	10.5x
First Lien Debt	877,151	Discounted cash flow	Discount Rate	6.3%	to	9.8%	7.2%
			Terminal Cap Rate	5.3%	to	8.3%	6.0%
Second Lien Debt	1,031,632	Discounted cash flow (Yield analysis)	Market yield	8.3%	to	64.6%	15.3%
Second Lien Debt	1,948	Enterprise value waterfall (Market approach)	EBITDA multiple	4.5x	to	5.5x	5.0x
Second Lien Debt	10,289	Asset recovery analysis	Recoverable amount		n/a		n/a
Unsecured Debt	7,200	Enterprise value waterfall (Market approach)	EBITDA multiple	5.8x	to	7.0x	6.4x
Subordinated Structured Notes	531,690	Discounted cash flow	Discount rate (2)	5.4%	to	20.8%	11.7%
Preferred Equity	8,287	Enterprise value waterfall (Market approach)	Revenue multiple	0.3x	to	2.0x	1.2x
Preferred Equity	34,198	Enterprise value waterfall (Market approach)	EBITDA multiple	3.3x	to	9.5x	8.9x
Preferred Equity	12,184	Enterprise value waterfall (Discounted cash flow)	Discount rate	5.8%	to	7.8%	6.8%
Common Equity/Interests/ Warrants	455,535	Enterprise value waterfall (Market approach)	EBITDA multiple	3.3x	to	11.5x	8.4x
Common Equity/Interests/ Warrants	3,923	Enterprise value waterfall (Market approach)	Revenue multiple	0.4x	to	1.5x	0.6x
Common Equity/Interests/ Warrants	426	Enterprise value waterfall (Market approach)	Revenue multiple	0.9x	to	1.5x	1.2x
		Enterprise value waterfall (Discounted cash flow)	Discount rate	14.0%	to	55.0%	34.5%
Common Equity/Interests/ Warrants	147,455	Enterprise value waterfall (Market approach)	EBITDA multiple	10.5x	to	12.5x	11.5x
		Enterprise value waterfall (Discounted cash flow)	Discount rate	9.3%	to	11.3%	10.3%

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